

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Par Chadha
Executive Chairman
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

Re: Exela Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated February 22, 2023
File No. 001-36788

Dear Par Chadha:

We have reviewed your February 22, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments issued orally on January 16, 2024.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Note Regarding Non-GAAP Financial Measures, page 51

1. We note your response to prior comment 2 and detail of the "Other charges including non-cash" line item of your non-GAAP reconciliation included in your response to comment 2 in our letter dated September 6, 2023. On our February 20, 2024 call, we believe you mentioned restructuring costs would be eliminated from your calculation of Adjusted EBITDA since there was not a formal restructuring plan in the past. As such, we assumed that you would eliminate your "Employee severance and retention bonus" costs included within the "Other charges including non-cash" line item of your non-GAAP reconciliation. Please clarify for us if you plan to remove these costs from your future presentations of the non-GAAP measure or explain to us why these costs do not represent normal, recurring, cash operating expenses necessary to operate your business. Further,

please explain in detail the nature of the "Dark facility and facility consolidation costs" and "Relocation and all other costs" line items included within the "Other charges including non-cash" line item of your non-GAAP reconciliation. Please clarify for us if you plan to remove these costs from your future presentations of the non-GAAP measure or explain to us why these costs do not represent normal, recurring, cash operating expenses necessary to operate your business.

Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services